SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 25, 2017

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2017 and 2016 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2016 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ future distributions and its ability to sustain the revised distribution, opportunities to reinvest cash accretively in a fleet renewal program or otherwise and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Partners at the time this filing was made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Navios Maritime Containers Inc.

•	Acquisition of Rickmers Maritime Trust Pte.

In April 2017, Navios Partners agreed to acquire the entire container fleet (the “Fleet”) of Rickmers Maritime Trust Pte. (the “Trust”). The Fleet consists of 14 Container vessels. The acquisition of the first five 4,250 TEU vessels is expected by the end of May 2017. These vessels are employed on charters that have staggered expirations in 2018 and early 2019 at a net daily charter rate of $26,850. The acquisition is subject to a number of conditions, and no assurance can be provided that the acquisition will close at all or in part.

•	Formation of Navios Maritime Containers Inc.

On May 11, 2017, Navios Maritime Containers Inc. (“Navios Containers”), a Marshall Islands company, was formed which agreed with investors to sell approximately 15.0 million of its shares for aggregate gross proceeds of approximately $75.0 million, at a subscription price of $5.00 per share.

Navios Containers intends to use the proceeds to acquire the Fleet that Navios Partners previously agreed to purchase from the Trust as well as for further vessel acquisitions, working capital and general corporate purposes. The offering is expected to close on or about June 1, 2017.

Navios Partners will invest $30.0 million and receive 40% of the equity, and Navios Maritime Holdings Inc. (“Navios Holdings”) will invest $5.0 million and receive 6.67% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings will also receive warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On May 11, 2017, Navios Containers also announced that it intends to file an application to register on the Norwegian Over-The-Counter market (N-OTC). Navios Containers expects to be registered on or about June 1, 2017.

Debt Refinancing

In March 2017, Navios Partners agreed to refinance $32.0 million of its existing credit facility with DVB Bank S.E. Based on the refinanced terms, the credit facility will mature in August 2020 and will bear interest at a rate of LIBOR plus 310 basis points (“bps”).

Acquisition of Vessels

In April 2017, Navios Partners agreed to acquire two 2007 South Korean-built Panamax vessels of approximately 75,000 dwt each, for a total purchase price of $27.0 million. The vessels are expected to be delivered to Navios Partners’ owned fleet by July 2017.

In April 2017, Navios Partners agreed to acquire one 2010-built Capesize vessel of 178,132 dwt, for a purchase price of $27.5 million. The vessel is expected to be delivered to Navios Partners’ owned fleet by September 2017.

In May 2017, Navios Partners agreed to acquire one 2009 Japanese-built Capesize vessel of 180,274 dwt, for a purchase price of $28.3 million. The vessel is expected to be delivered to Navios Partners’ owned fleet by August 2017.

In May 2017, Navios Partners agreed to acquire one 2011 South Korean-built Capesize vessel of 179,016 dwt, for a purchase price of $31.05 million. The vessel is expected to be delivered to Navios Partners’ owned fleet by June 2017.

Completion of Sale of the Navios Apollon

In April 2017, the Company completed the sale of the Navios Apollon, a 2000 Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4.8 million.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of May 24, 2017, there were outstanding 147,436,276 common units and 3,008,908 general partnership units. Navios Holdings currently owns a 20.9% interest in Navios Partners, which includes the 2.0% general partner interest.

Fleet

Our fleet consists of 14 Panamax vessels, 12 Capesize vessels, two Ultra-Handymax vessels and seven Container vessels, including the three Capesize vessels and the two Panamax vessels, which are expected to be delivered during the second and third quarters of 2017.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of May 24, 2017:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Soleil	Ultra-Handymax	2009	57,337	June 2017		$7,553
Navios La Paix	Ultra-Handymax	2014	61,485	June 2017		$125% of pool earnings
Navios Gemini S	Panamax	1994	68,636	June 2017		$6,603
Navios Libra II	Panamax	1995	70,136	June 2017		$22,800
Navios Felicity	Panamax	1997	73,867	June 2017		$4,750
Navios Galaxy I	Panamax	2001	74,195	February 2018		$21,938
Navios Hyperion	Panamax	2004	75,707	June 2017		$7,600
Navios Alegria	Panamax	2004	76,466	June 2017		$6,413
				January 2018		$10,213
Navios Orbiter	Panamax	2004	76,602	June 2017		$7,327
				December 2018	$	Index	(3)
Navios Helios	Panamax	2005	77,075	December 2017		$6,935

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Sun	Panamax	2005	76,619	June 2017		$4,054
				January 2019	$	Index	(3)
Navios Hope	Panamax	2005	75,397	June 2017		$4,054
				November 2018	$	Index	(3)
Navios Sagittarius	Panamax	2006	75,756	November 2018		$26,125
Navios Harmony	Panamax	2006	82,790	October 2017		$10,688
Navios Fantastiks	Capesize	2005	180,265	January 2018		$4,675+Index	(4)
Navios Aurora II	Capesize	2009	169,031	August 2017	$	Index	(5)
Navios Pollux	Capesize	2009	180,727	May 2017		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	March 2018		$15,295
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(6)
Navios Luz	Capesize	2010	179,144	January 2018		$5,250+Index	(7)
Navios Buena Ventura	Capesize	2010	179,259	December 2017	$	Index	(8)
Navios Joy	Capesize	2013	181,389	March 2018		$5,000+Index	(7)
Navios Beaufiks	Capesize	2004	180,310	September 2017	$	Index	(5)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Singapore	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Tokyo	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Shanghai	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Busan	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
YM Utmost	Container	2006	8,204	August 2018	$34,266
YM Unity	Container	2006	8,204	October 2018	$34,266

Drybulk Vessels to be delivered	Type	Built	Capacity (DWT)	Delivery Date
Navios TBN I	Panamax	2007	75,511	Q3 2017
Navios TBN II	Panamax	2007	75,527	Q3 2017
Navios TBN III	Capesize	2010	178,132	Q3 2017
Navios TBN IV	Capesize	2009	180,274	Q3 2017
Navios TBN V	Capesize	2011	179,016	Q2 2017

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	Average BPI 4TC minus $2,488 net per day.
(4)	50% average BCI 5TC.
(5)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(6)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(7)	52% average BCI 5TC.
(8)	100% average BCI 5TC.
(9)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the three month period ended March 31, 2017, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”) and Yang Ming Marine Transport Corporation which accounted for approximately 33.0% and 14.8%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co. Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A. which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Navios ShipManagement Inc. (the “Manager”), a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2017), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2016 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2016 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2017 and 2016 of Navios Partners discussed below include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2017	2016
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 03/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 03/31
Citrine Shipping Corporation	—	Marshall Is.	—	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating L.L.C.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale and was sold on January 12, 2017.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of March 31, 2017 and the condensed consolidated results of operations for the three months ended March 31, 2017 and 2016. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2016.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month periods ended March 31, 2017 and 2016.

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Available Days(1)	2,794	2,821
Operating Days(2)	2,790	2,820
Fleet Utilization(3)	99.83%	99.96%
Time Charter Equivalent (per day) (4)	$14,671	$15,524
Vessels operating at period end	31	31

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2017 and 2016.

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Time charter and voyage revenues (includes related party revenue of $610 and $4,306 for the three months ended March 31, 2017 and 2016, respectively)	$42,411	$45,641
Time charter and voyage expenses	(1,413)	(1,849)
Direct vessel expenses	(1,702)	(1,464)
Management fees (entirely through related parties transactions)	(14,343)	(14,719)
General and administrative expenses	(3,212)	(2,488)
Depreciation and amortization	(16,775)	(18,805)
Interest expense and finance cost, net	(10,355)	(7,664)
Interest income	523	72
Other income	3,120	3,054
Other expense	(3,909)	(1,569)

Net (loss)/ income	$(5,655)	$209

EBITDA (1)	$22,654	$28,070

Adjusted EBITDA (1)	$25,873	$28,070

Operating Surplus (1)	$17,566	$18,283

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2017 compared to the Three Month Period ended March 31, 2016

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended March 31, 2017 decreased by $3.2 million or 7.1% to $42.4 million, as compared to $45.6 million for the same period in 2016. The decrease was mainly attributable to the decrease in TCE to $14,671 per day for the three month period ended March 31, 2017, from $15,524 per day for the three month period ended March 31, 2016, due to the sale of the MSC Cristina in January 2017. As a result of the vessel’s sale, available days of the fleet decreased to 2,794 days for the three month period ended March 31, 2017, as compared to 2,821 days for the three month period ended March 31, 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2017 decreased by $0.4 million or 23.6% to $1.4 million, as compared to $1.8 million for the three month period ended March 31, 2016.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $1.7 million for the three month period ended March 31, 2017, as compared to $1.5 million for the three month period ended March 31, 2016.

Management fees: Management fees for the three month period ended March 31, 2017, decreased by $0.4 million or 2.6% to $14.3 million, as compared to $14.7 million for the same period in 2016. The decrease was mainly attributable to the sale of the MSC Cristina in January 2017.

General and administrative expenses: General and administrative expenses increased by $0.7 million or 29.1% to $3.2 million for the three month period ended March 31, 2017, as compared to $2.5 million for the three month period ended March 31, 2016. The increase was mainly attributable to the increase in legal and professional fees, as well as audit fees and an amount of $0.5 million related to equity compensation expense.

Depreciation and amortization: Depreciation and amortization amounted to $16.8 million for the three month period ended March 31, 2017 compared to $18.8 million for the three month period ended March 31, 2016. The decrease of $2.0 million was mainly attributable to: (i) a $1.2 million decrease in depreciation expense due to the committed sale of the MSC Cristina in the second quarter of 2016 and (ii) a $1.2 million decrease in amortization of the intangible for the Navios Luz and the Navios Buena Ventura which were written off during the third quarter of 2016. The above decrease was partially mitigated by a $0.2 million increase in depreciation expense due to the delivery of the Navios Beaufiks in the fourth quarter of 2016. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2017 increased by $2.7 million or 35.1% to $10.4 million, as compared to $7.7 million for the three month period ended March 31, 2016. The increase was mainly due to the increase in the weighted average interest rate of 5.4% for the three month period ended March 31, 2017 as compared to 4.6% for the same period in 2016. As of March 31, 2017 and 2016, the outstanding loan balance under Navios Partners’ credit facilities was $424.5 million and $577.1 million, respectively.

Interest income: Interest income increased by $0.5 million to $0.5 million for the three month period ended March 31, 2017, as compared to $0.1 million for the three month period ended March 31, 2016.

Other income: Other income for each of the three month periods ended March 31, 2017 and 2016 amounted to $3.1 million.

Other expense: Other expense for the three month period ended March 31, 2017 amounted to $3.9 million compared to $1.6 million for three month period ended March 31, 2016. The increase of $2.3 million was mainly attributable to a: (i) $1.5 million allowance for doubtful accounts; and (ii) $1.3 million loss related to the disposal of the MSC Cristina.

Net (loss)/ income: Net (loss)/ income for the three month period ended March 31, 2017 amounted to $(5.7) million compared to $0.2 million for the three month period ended March 31, 2016. The decrease in net income of $5.9 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended March 31, 2017 of $17.6 million, as compared to $18.3 million for the three month period ended March 31, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings. As of March 31, 2017, Navios Partners’ current assets totaled $154.6 million, while current liabilities totaled $51.2 million, resulting in a positive working capital position of $103.4 million. In March 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100.4 million. In January 2017, Navios Partners sold the MSC Cristina to an unrelated third party for a total net sale price of $125.0 million and repaid the balance of the April 2015 Credit Facility, as defined herein, of $71.0 million and the balance of the June 2016 Credit Facility, as defined herein, of $29.0 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or be able to obtain additional funds on favorable terms.

As of March 31, 2017, the total borrowings, net under the Navios Partners’ credit facilities were $424.5 million.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

As of March 31, 2017, the total borrowings, net under the Navios Partners’ credit facilities were $424.5 million.

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bore the same terms as the Term Loan B facility. Navios Partners used the net proceeds of the add-on to partially finance the acquisition of five Container vessels.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B facility. The new Term Loan B facility bears an interest rate of LIBOR plus 500 bps and has a three and a half year term with 5.0% amortization profile and was issued at 96.6%. The new Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners. Navios Partners used the net proceeds of the new Term Loan B facility to: (i) to refinance its prior Term Loan B facility; and (ii) to pay fees and expenses related to the new Term Loan B facility. Following the refinancing of the Term Loan B facility, an amount of $1.9 million and $1.3 million was written-off from the deferred finance fees and discount, respectively.

The Term Loan B facility was secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners.

The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of March 31, 2017, the outstanding balance of the Term Loan B facility was $391.3 million, net of discount of $13.7 million, and is repayable in 13 quarterly installments of $5.1 million with a final payment of $339.2 million on the last repayment date. The final maturity date is September 14, 2020.

ABN AMRO facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30.0 million to be used for general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of March 31, 2017, there was no outstanding amount under this facility.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16.2 million of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28.1 million in cash for the settlement of a nominal amount of $30.2 million of the July 2012 Credit facility achieving a $2.1 million gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $0.2 million was written-off from the deferred finance fees. As of March 31, 2017, the outstanding balance of the July 2012 Credit facility was $38.2 million.

In March 2017, Navios Partners agreed to enter into a credit facility for an amount of up to $32.0 million with DVB Bank S.E. in order to refinance the existing facility of its July 2012 credit facility which matures in the third quarter of 2017. Accordingly, as of March 31, 2017, the amount of $30.5 million was reclassified from caption “Current portion of long-term debt, net” under current liabilities to “Long term debt, net” under non-current liabilities. The facility will be repayable in five equal consecutive quarterly installments of $1.5 million each and seven equal consecutive quarterly installments of $1.1 million each, with a final balloon payment of $16.5 million to be repaid on the last repayment date. The facility matures in the third quarter of 2020 and bears interest at LIBOR plus 310 bps per annum.

HSH facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. The final maturity date was April 20, 2022. The April 2015 Credit Facility bore interest at LIBOR plus 275 bps per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $0.5 million was written-off from the deferred finance fees. As of March 31, 2017, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew down $21.0 million from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $0.6 million was written off from the deferred finance fees. As of March 31, 2017 and December 31, 2016, there was no outstanding amount under this facility (See Note 12 — Transactions with related parties and affiliates).

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility requires compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months all the other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company. It is an event of default under the credit facility if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of March 31, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions, as applicable, in each of its credit facilities.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the three month periods ended March 31, 2017 and 2016.

	Three Month Period Ended March 31, 2017 ($’000) (Unaudited)	Three Month Period Ended March 31, 2016 ($’000) (Unaudited)
Net cash (used in)/ provided by operating activities	$(1,737)	$23,531
Net cash provided by/ (used in) investing activities	98,045	(450)
Net cash used in financing activities	(2,019)	(16,454)

Increase in cash and cash equivalents	$94,289	$6,627

Cash used in operating activities for the three month period ended March 31, 2017 as compared to the cash provided by operating activities for the three month period ended March 31, 2016:

Net cash used in operating activities decreased by $25.3 million to $1.7 million outflow for the three month period ended March 31, 2017, as compared to $23.5 million inflow for the same period in 2016.

Net (loss)/ income decreased by $5.9 million to a net loss of $5.7 million for the three month period ended March 31, 2017, from a net income of $0.2 million for the three month period ended March 31, 2016. In determining net cash used in operating activities for the three month period ended March 31, 2017, net loss was adjusted for the effects of certain non-cash items, including $16.8 million depreciation and amortization, $4.6 million amortization and write-off of deferred financing cost and discount, $3.1 million non-cash accrued interest income and amortization of deferred revenue, $1.7 million amortization of deferred drydock and special survey costs, $1.5 million allowance for doubtful accounts, $1.3 million loss related to the disposal of the MSC Cristina and $0.5 million equity compensation expense. For the three month period ended March 31, 2016, net income was adjusted for the effects of certain non-cash items, including $18.8 million depreciation and amortization, $0.8 million amortization and write-off of deferred financing cost and discount and $1.5 million amortization of deferred drydock and special survey costs.

Accounts payable increased by $4.4 million, from $3.3 million at December 31, 2016, to $7.7 million at March 31, 2017. The increase was mainly attributable to an increase in bunkers’ payable of $1.0 million, an increase in legal and professional payables of $2.5 million and an increase in other payables of $1.0 million.

Accrued expenses increased by $0.9 million, from $4.4 million at December 31, 2016, to $5.3 million at March 31, 2017. The increase was mainly due to an increase in accrued legal and professional fees of $0.8 million and an increase in accrued loan interest of $0.6 million. The increase was partially offset by a decrease in accrued voyage expenses of $0.5 million.

Deferred revenue primarily relates to cash received from charterers prior to it being earned. Deferred revenue, net of commissions decreased by $1.0 million from $5.1 million at December 31, 2016, to $4.1 million at March 31, 2017.

Amounts due to related parties decreased by 11.1 million, from $11.1 million at December 31, 2016 to $0 at March 31, 2017. The decrease was mainly due to payments for drydock and special survey costs payable as of December 31, 2016.

Amounts due from related parties amounted to $28.4 million as of March 31, 2017 and $19.6 million as of December 31, 2016. The amounts due as of each date mainly consisted of management fees.

The payments for drydock and special survey costs incurred in the three month period ended March 31, 2017 and December 31, 2016 was $0.8 million and $0, respectively.

Cash provided by investing activities for the three month period ended March 31, 2017 as compared to the cash used in investing activities for the three month period ended March 31, 2016:

Net cash provided by investing activities increased by $98.5 million to $98.0 million inflow for the three month period ended March 31, 2017, as compared to $0.5 million outflow for the same period in 2016.

Cash provided by investing activities of $98.0 million for the three month period ended March 31, 2017 was mainly due to: (i) $107.3 million proceeds from the sale of the MSC Cristina; (ii) a $6.0 million loan granted to Navios Europe (II) Inc. (“Navios Europe II”); (iii) a $0.3 million loan granted to Navios Europe Inc. (“Navios Europe I”); (iv) a $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Term Loans and Revolving Loans; and (v) $1.2 million proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $0.5 million for the three month period ended March 31, 2016 was mainly due to $0.5 million loan granted to Navios Europe II.

Cash used in financing activities for the three month period ended March 31, 2017 as compared to cash used in financing activities for the three month period ended March 31, 2016:

Net cash used in financing activities decreased by $14.5 million to $2.0 million outflow for the three month period ended March 31, 2017, as compared to $16.5 million outflow for the same period in 2016.

Cash used in financing activities of $2.0 million for the three month period ended March 31, 2017 was due to: (i) loan repayments of $489.9 million; (ii) a payment of $4.4 million of deferred finance fees relating to the refinancing of the Term Loan B Facility; and (iii) $0.6 million issuance cost relating to the transfer of Navios Europe I Loans. This overall decrease was partially offset by: (i) proceeds of $391.1 million on March 14, 2017, under the Term Loan B Facility, net of discount; (ii) $98.0 million proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March, 2017; (iii) $2.3 million proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans; and (v) a $1.0 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities.

Cash used in financing activities of $16.5 million for the three month period ended March 31, 2016 was due to: (i) loan repayments of $21.8 million; and (ii) a $5.3 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended March 31, 2017 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2016 ($ ‘000) (unaudited)
Net cash (used in)/ provided by operating activities	$(1,737)	$23,531
Net increase in operating assets	9,591	2,047
Net decrease/ (increase) in operating liabilities	9,617	(4,299)
Net interest cost	9,832	7,592
Amortization and write-off of deferred financing cost	(4,554)	(836)
Non cash accrued interest income and amortization of deferred revenue	3,085	—
Equity compensation expense	(464)	—
Non cash accrued interest income from receivable from affiliates	80	—
Allowance for doubtful accounts	(1,495)	—
Loss on vessel disposal	(1,260)	—
Equity in earnings of affiliates, net of dividends received	(41)	35

EBITDA(1)	$22,654	$28,070
Allowance for doubtful accounts	1,495	—
Loss on vessel disposal	1,260	—
Equity compensation expense	464	—

Adjusted EBITDA	$25,873	$28,070
Cash interest income	101	4
Cash interest paid	(5,143)	(6,816)
Maintenance and replacement capital expenditures	(3,265)	(2,975)

Operating Surplus	$17,566	$18,283
Cash reserves	(17,566)	(18,283)

Available cash for distribution	$—	$—

(1)

	Three Month Period Ended March 31, 2017 ($ ‘000) (unaudited)	Three Month Period Ended March 31, 2016 ($ ‘000) (unaudited)
Net cash (used in)/ provided by operating activities	$(1,737)	$23,531
Net cash provided by/ (used in) investing activities	$98,045	$(450)
Net cash used in financing activities	$(2,019)	$(16,454)

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel and allowance for doubtful accounts. We use Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance charges and other related expenses; (v) allowance for doubtful accounts; (vi) equity in earnings of affiliates, net of dividends received; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) impairment charges; (x) non cash accrued interest income and amortization of deferred revenue; (xi) gain/(loss) on debt repayments and (xii) equity compensation expense. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three months ended March 31, 2017 was negatively affected by the accounting effect of a: (i) $1.5 million allowance for doubtful accounts; (ii) $1.3 million loss related to the disposal of the MSC Cristina; and (iii) $0.5 million equity compensation expense. Excluding these items, Adjusted EBITDA decreased by $2.2 million to $25.9 million for the three months ended March 31, 2017, as compared to $28.1 million for the same period in 2016. The decrease in Adjusted EBITDA was primarily due to a $3.2 million decrease in revenue and $0.3 million increase in general and administrative expenses. The above decrease was partially mitigated by a: (i) $0.4 million decrease in time charter and voyage expenses; (ii) $0.4 million decrease in management fees due to the sale of the MSC Cristina in January 2017; (iii) $0.4 million decrease in other expenses; and (iv) $0.1 million increase in other income.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures, estimated by the board of directors to be required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of March 31, 2017 and December 31, 2016, total debt, net amounted to $424.5 million and $523.8 million, respectively. The current portion of long-term debt, net amounted to $22.0 million at March 31, 2017 and $74.0 million at December 31, 2016.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for each of the three month periods ended March 31, 2017 and 2016 were $0. The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2017 and 2016 were $3.3 million and $3.0 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners, to its current rates of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2017 will be approximately $14.2 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of March 31, 2017.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$27,905	$51,071	$364,179	$—	$443,155

Total contractual obligations	$27,905	$51,071	$364,179	$—	$443,155

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.80% to 5.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $25.6 million (less than 1 year), $47.5 million (1-3 years), $10.2 million (3-5 years) and $0 (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of March 31, 2017, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of March 31, 2017, the amount undrawn from the Navios Revolving Loans I was $4.8 million, of which Navios Partners may be required to fund an amount ranging from $0 to $4.8 million (See Note 12 for Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. As of March 31, 2017, the amount undrawn under the Navios Revolving Loans II was $21.5 million, of which Navios Partners may be required to fund an amount ranging from $0 to $21.5 million (See Note 12 for Transactions with related parties and affiliates).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, our partnership agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. The board of directors will continue to reassess the Company’s distribution policy as the environment changes.

Incentive Distribution Rights

Although we have suspended payments of our quarterly cash distributions, the following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60.0 million. The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21.0 million from Navios Holdings Credit Facility, which amount was fully repaid during April 2016. As of March 31, 2017 and December 31, 2016, there was no outstanding amount under this facility.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners amended the existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Drydocking expenses are reimbursed at cost by Navios Partners.

Total management fees for the three months ended March 31, 2017 and 2016 amounted to $14.3 million and $14.7 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three month periods ended March 31, 2017 and 2016 amounted to $1.9 million.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of March 31, 2017 and December 31, 2016 was $27.7 million and $19.0 million, respectively, and included the short-term and long-term amounts mainly due from Navios Holdings. The balances mainly consisted of management fees in accordance with the Management Agreement and other receivables.

Balance due to related parties: Balance due to related parties as of March 31, 2017 and December 31, 2016, was $0 million and $11.1 million, respectively, which relate to the non-current amount payable to Navios Holdings and its subsidiaries for drydock and special survey expenses.

Vessel Chartering: In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, the Navios Libra, the Navios Felicity and the Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12,500, $12,000, $12,000, $10,000, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, the Navios Hyperion, the Navios Soleil, the Navios Harmony, the Navios Orbiter, the Navios Fantastiks, the Navios Alegria, the Navios Pollux and the Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months that commenced in November 2016, at a net daily rate of $11,500. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three month periods ended March 31, 2017 and 2016 amounted to $0.6 million and $4.3 million, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 8—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 14 for the Investment in Navios Europe I and respective ownership interests. The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1.0 million (December 31, 2016: $0.8 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $0.3 million (December 31, 2016: $0.3 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $0.3 million (December 31, 2016: $0.2 million) under the caption “Loans receivable from affiliates”. As of March 31, 2017, the amount undrawn from the Navios Revolving Loans I was $4.8 million.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 14 for the Investment in Navios Europe II and respective ownership interests. The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $7.2 million (December 31, 2016: $1.2 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $0.4 million (December 31, 2016: $0.3 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.3 million (December 31, 2016: $0.2 million) under the caption “Loans receivable from affiliates”. As of March 31, 2017, the amount undrawn from the Navios Revolving Loans II was $21.5 million.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe Inc. term loan and working capital loans (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29.4 million based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see also Note 8). The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income”. As of March 31, 2017, the long-term note receivable from Navios Holdings amounted to $33.6 million (including the non-cash interest income of $0.1 million) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During each of the three month periods ended March 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $2.3 million, net of applicable deductions, of which $2.4 million was recorded as “Other income” for each of the three month periods ended March 31, 2017 and 2016.

As of March 31, 2017, Navios Holdings held an 18.9% common unit interest in Navios Partners, represented by 28,421,233 common units and it also held a general partner interest of 2.0%.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.36%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2017 by $1.1 million. For three month period ended March 31, 2016, we paid interest on our outstanding debt at a weighted average interest rate of 4.60%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2016 by $1.5 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the three month period ended March 31, 2017, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”) and Yang Ming Marine Transport Corporation which accounted for approximately 33.0% and 14.8%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co. Ltd., Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A. which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the periods presented. Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the three month period ended March 31, 2017, the Company submitted claims under this agreement to Navios Holdings for a total amount of $2.3 million, which was recorded as “Other income”.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2016 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In January 2017, FASB issued Accounting Standard Update No. 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued Accounting Standards Update No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. In August 2015, FASB issued Accounting Standard Update No. 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have its consolidated financial statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 13, 2017.

Exhibit List

Exhibit No.	Exhibit

10.1	Credit Agreement for a $405.0 million term loan facility, dated as of March 14, 2017.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	March 31, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	111,649	$17,360
Restricted cash	3	6,300	7,728
Accounts receivable, net		8,086	10,022
Amounts due from related parties	12	21,479	19,639
Prepaid expenses and other current assets		2,284	1,600
Notes receivable	13	4,825	—

Total current assets		154,623	56,349

Vessels, net	4	1,023,602	1,037,206
Vessel held for sale	4	—	125,000
Deferred drydock and special survey costs, net and other long-term assets		20,390	21,282
Investment in affiliates	14	1,215	1,257
Loans receivable from affiliates	12	8,814	2,422
Intangible assets	5	15,781	18,952
Amounts due from related parties	12	6,937	—
Notes receivable, net of current portion	13	19,104	6,112
Note receivable from affiliates	12	33,553	—

Total non-current assets		1,129,396	1,212,231

Total assets		$1,284,019	$1,268,580

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$7,707	$3,276
Accrued expenses		5,342	4,445
Deferred revenue		16,186	17,198
Current portion of long-term debt, net	6	22,009	74,031

Total current liabilities		51,244	98,950

Long-term debt, net	6	402,476	449,745
Amounts due to related parties	12	—	11,105
Deferred revenue	13	25,586	28,571

Total non-current liabilities		428,062	489,421

Total liabilities		$479,306	$588,371

Commitments and contingencies	11		—
Partners’ capital:
Common Unitholders (147,436,276 and 83,323,911 units issued and outstanding at March 31, 2017 and December 31, 2016, respectively)	8	799,072	677,081
General Partner (3,008,908 and 1,700,493 units issued and outstanding at March 31, 2017 and December 31, 2016, respectively)	8	5,641	3,128

Total partners’ capital		804,713	680,209

Total liabilities and partners’ capital		$1,284,019	$1,268,580

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Time charter and voyage revenues (includes related party revenue of $610 and $4,306 for the three months ended March 31, 2017 and 2016, respectively)	9,12	$42,411	$45,641
Time charter and voyage expenses		(1,413)	(1,849)
Direct vessel expenses		(1,702)	(1,464)
Management fees (entirely through related parties transactions)	12	(14,343)	(14,719)
General and administrative expenses	12	(3,212)	(2,488)
Depreciation and amortization	4,5	(16,775)	(18,805)
Interest expense and finance cost, net		(10,355)	(7,664)
Interest income		523	72
Other income	16	3,120	3,054
Other expense	17	(3,909)	(1,569)

Net (loss)/ income		$(5,655)	$209

Earnings per unit (see note 15):

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Earnings per unit:
Common unit (basic and diluted)	$(0.06)	$—

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
OPERATING ACTIVITIES:
Net (loss)/ income		$(5,655)	$209
Adjustments to reconcile net (loss)/ income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	4,5	16,775	18,805
Non cash accrued interest income and amortization of deferred revenue		(3,085)	—
Non cash accrued interest income from receivable from affiliates		(80)	—
Amortization and write-off of deferred financing cost and discount		4,554	836
Amortization of deferred drydock and special survey costs		1,702	1,464
Equity in earnings of affiliates		41	(35)
Equity compensation expense	8	464	—
Allowance for doubtful accounts		1,495	—
Loss on vessel disposal		1,260	—
Changes in operating assets and liabilities:
Net decrease in restricted cash		442	—
Decrease/ (increase) in accounts receivable		441	(1,299)
Net increase in prepaid expenses and other current assets		(822)	(753)
Decrease in other long-term assets		—	5
Increase/ (decrease) in accounts payable		1,603	(103)
Net increase in accrued expenses		897	69
Net decrease in deferred revenue		(1,012)	(1,973)
(Decrease)/ increase in amounts due to related parties		(11,105)	6,306
Increase in amounts due from related parties		(8,841)	—
Payments for dry dock and special survey costs		(811)	—

Net cash (used in)/ provided by operating activities		(1,737)	23,531
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	13	107,250	—
Repayments of notes receivable	13	1,172	—
Loans receivable from affiliates		(6,327)	(450)
Note receivable from affiliates	12	(4,050)	—

Net cash provided by / (used in) investing activities		98,045	(450)
FINANCING ACTIVITIES:
Net proceeds from issuance of general partner units	8	2,626	—
Proceeds from issuance of common units, net of offering costs	8	98,207	—
Common units issuance cost for Navios Europe I loans	8	(561)	—
Proceeds from long-term debt	6	391,100	—
Net decrease in restricted cash		985	5,326
Repayment of long-term debt and payment of principal	6	(489,942)	(21,780)
Deferred financing cost		(4,434)	—

Net cash used in financing activities		(2,019)	(16,454)

Increase in cash and cash equivalents		94,289	6,627
Cash and cash equivalents, beginning of period		17,360	26,750

Cash and cash equivalents, end of period		$111,649	$33,377

See unaudited condensed notes to the condensed consolidated financial statements

	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$5,143	$6,816
Non cash financing activities
Equity compensation expense	$464	$—
Accrued deferred financing costs	$569	$—
Issuance of common units for transfer of Navios Europe I loans	$28,862	$—
Non cash investing activities
Notes receivable	$18,750	$—
Commissions payable relating to the sale of vessel	$(2,260)	$—
Accrued interest on loan receivable from affiliates	$41	$—
Receivable from affiliates (including amortization of premium)	$29,503	$—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

		Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$732,215
Equity compensation expense	—	—	—	93	93
Proceeds from public offering and issuance of common units, net of offering costs (see note 8)	—	—	244,201	440	440
Net proceeds from issuance of general partner units (see note 8)	4,984	10	—	—	10
Net loss	—	(1,051)	—	(51,498)	(52,549)

Balance December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$680,209
Issuance of restricted common units (see note 8)	—	—	2,040,000	464	464
Proceeds from public offering and issuance of common units, net of offering costs (see note 8)	—	—	48,995,442	98,207	98,207
Net proceeds from issuance of general partner units (see note 8)	1,308,415	2,626	—	—	2,626
Issuance of common units for transfer of Navios Europe I Loans (see notes 8 & 12)	—	—	13,076,923	28,862	28,862
Net loss	—	(113)	—	(5,542)	(5,655)

Balance March 31, 2017	3,008,908	$5,641	147,436,276	$799,072	$804,713

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of March 31, 2017, there were outstanding: 147,436,276 common units and 3,008,908 general partnership units. As of March 31, 2017, Navios Holdings owned a 20.9% interest in Navios Partners, which included a 2.0% general partner interest.

NOTE 2 – BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated financial positions, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ 2016 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2017	2016
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 03/31	1/01 – 03/31
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 03/31	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 03/31
Citrine Shipping Corporation	—	Marshall Is.	—	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 03/31	1/01 – 03/31
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Maritime Operating L.L.C.	N/A	Marshall Is.	1/01 – 03/31	1/01 – 03/31
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 03/31	1/01 – 03/31
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 03/31	1/01 – 03/31

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale and was sold on January 12, 2017.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2017	December 31, 2016
Cash on hand and at banks	$111,649	$17,360
Short-term deposits and highly liquid funds	—	—

Total cash and cash equivalents	$111,649	$17,360

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of March 31, 2017, Navios Partners did not hold money market funds with duration of less than three months. As of December 31, 2016, Navios Partners did not hold money market funds with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, at each of March 31, 2017 and December 31, 2016, included $800 and $2,228, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. Also, as of March 31, 2017 and December 31, 2016, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel.

NOTE 4 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049
Additions	15,341	(55,983)	(40,642)
Vessel impairment losses	(42,231)	15,030	(27,201)
Transfer to vessel held for sale	(125,000)	—	(125,000)

Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	—	(13,604)	(13,604)
Balance March 31, 2017	$1,354,298	$(330,696)	$1,023,602

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004-Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of $15,341.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Vessel impairment losses

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4,750. The vessel is subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore did not qualify as an asset held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $10,008 has been recognized under the line item “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2016. The vessel was sold in April 2017.

During June 2016, Navios Partners entered into a Memorandum of Agreement with an unrelated third party, for the disposal of the MSC Cristina. The vessel was subject to an existing time charter and management had committed to a plan to sell the vessel to the current charterer prior to June 2017.

As of December 31, 2016, the vessel had been classified as held for sale as the relevant criteria for the classification were met and, therefore, it was presented in the consolidated balance sheets at its fair value less cost to sell totaling $125,000. An impairment loss of $17,193 for the vessel held for sale, was included under “Vessel impairment losses” in the consolidated Statements of Operations as of December 31, 2016. The vessel was sold on January 12, 2017 and proceeds from the sale of the vessel were used to fully repay the outstanding amount of the April 2015 Credit Facility and the June 2016 Credit Facility (see Note 6). The loss on sale of the vessel was $1,260 (see Note 17).

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of March 31, 2017 and December 31, 2016 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339
Additions	—	(15,861)	(15,861)
Accelerated amortization	(44,072)	23,546	(20,526)

Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952
Additions	—	(3,171)	(3,171)
Favorable lease terms March 31, 2017	$83,716	$(67,935)	$15,781

Amortization expense of favorable lease terms for the three month periods ended March 31, 2017 and 2016 is presented in the following table:

	March 31, 2017	March 31, 2016
Favorable lease terms	$(3,171)	$(4,114)

Total	$(3,171)	$(4,114)

The aggregate amortization of the intangibles for the 12-month periods ended March 31 is estimated to be as follows:

Year	Amount
2017	$8,717
2018	3,023
2019	1,166
2020	1,166
2021	1,166
2022 and thereafter	543

$15,781

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of December 31, 2016, Navios Partners accelerated $20,526 of amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to a change in their useful life following the termination of the Charter Party and early re-delivery of the vessels from Hanjin Shipping Co. on September 13, 2016.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average remaining useful lives are 10.0 years for favorable lease terms charter out.

NOTE 6 – BORROWINGS

Borrowings as of March 31, 2017 and December 31, 2016 consisted of the following:

	March 31, 2017	December 31, 2016
Term Loan B facility	$405,000	$386,292
Credit facilities	38,155	141,805

Total borrowings	$443,155	$528,097
Less: Long-term unamortized discount	(13,685)	(1,471)
Less: Current portion of long-term debt, net	(22,009)	(74,031)
Less: Deferred financing costs, net	(4,985)	(2,850)

Long-term debt, net	$402,476	$449,745

As of March 31, 2017, the total borrowings, net under the Navios Partners’ credit facilities were $424,485.

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bore the same terms as Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 500 bps and has a three and a half year term with 5.0% amortization profile and was issued at 96.6%. The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners. Navios Partners used the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the Term Loan. Following the refinancing of the Term Loan B facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively.

The Term Loan B facility was secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners.

The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2017, the outstanding balance of the Term Loan B facility was $391,315, net of discount of $13,685, and is repayable in 13 quarterly installments of $5,063 with a final payment of $339,187 on the last repayment date. The final maturity date is September 14, 2020.

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of March 31, 2017, there was no outstanding amount under this facility.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit facility achieving a $2,140 gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $161 was written-off from the deferred finance fees. As of March 31, 2017, the outstanding balance of the July 2012 Credit facility was $38,155.

In March 2017, Navios Partners agreed to enter into a credit facility for an amount of up to $32,000 with DVB Bank S.E. in order to refinance the existing facility of its July 2012 credit facility which matures in the third quarter of 2017. Accordingly, as of March 31, 2017, the amount of $30,500 was reclassified from caption “Current portion of long-term debt, net” under current liabilities to “Long term debt, net” under non-current liabilities. The facility will be repayable in five equal consecutive quarterly installments of $1,500 each and seven equal consecutive quarterly installments of $1,143 each, with a final balloon payment of $16,500 to be repaid on the last repayment date. The facility matures in the third quarter of 2020 and bears interest at LIBOR plus 310 bps per annum.

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. The final maturity date was April 20, 2022. The April 2015 Credit Facility bore interest at LIBOR plus 275 basis points (“bps”) per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $516 was written-off from the deferred finance fees. As of March 31, 2017, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21,000 from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $600 was written off from the deferred finance fees. As of March 31, 2017, there was no outstanding amount under this facility.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The July 2012 Credit Facility contains a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility requires compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $20,000 and the aggregate of interest and principal falling due during the previous six months all the other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

It is an event of default under the credit facility if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of March 31, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended March 31:

Year	Amount
2018	$27,905
2019	26,250
2020	24,821
2021	364,179
2022	—
2023 and thereafter	—

$443,155

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt, net: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Due to related parties, long-term: The carrying amount of due to related parties, long-term reported in the balance sheet approximates its fair value due to the long-term nature of these payables.

Due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$111,649	$111,649	$17,360	$17,360
Restricted cash	$6,300	$6,300	$7,728	$7,728
Loans receivable from affiliates	$8,814	$8,814	$2,422	$2,422
Amounts due to related parties, long-term	$—	$—	$11,105	$11,105
Amounts due from related parties, long-term	$6,937	$6,937	$—	$—
Term Loan B facility, net	$(386,393)	$(402,975)	$(382,653)	$(360,700)
Other long-term debt, net	$(38,092)	$(38,155)	$(141,124)	$(141,805)
Notes receivable	$23,929	$23,929	$6,112	$6,112
Receivable from affiliates	$33,553	$33,553	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2017 and December 31, 2016.

	Fair Value Measurements at March 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$111,649	$111,649	$—	$—
Restricted cash	$6,300	$6,300	$—	$—
Loans receivable from affiliates	$8,814	$—	$8,814	$—
Term Loan B facility, net(1)	$(402,975)	$—	$(402,975)	$—
Other long-term debt, net(1)	$(38,155)	$—	$(38,155)	$—
Notes receivable(2)	$23,929	$—	$23,929	$—
Amounts due from related parties, long-term	$6,937	$6,937	$—	$—
Receivable from affiliates	$33,553	$—	$33,553	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$17,360	$17,360	$—	$—
Restricted cash	$7,728	$7,728	$—	$—
Loans receivable from affiliates	$2,422	$—	$2,422	$—
Amounts due to related parties, long-term	$11,105	$11,105	$—	$—
Term Loan B facility, net(1)	$(360,700)	$—	$(360,700)	$—
Other long-term debt, net(1)	$(141,805)	$—	$(141,805)	$—
Notes receivable(2)	$6,112	$—	$6,112	$—

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Vessels, net (for Navios Apollon)	$4,750	$—	$4,750	$—
Vessel held for sale	$125,000	$—	$125,000	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8 – ISSUANCE OF UNITS

On March 20, 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100,369. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $4,383, were approximately $95,986. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2,049.

On March 17, 2017, Navios Holdings transferred to Navios Partners it rights to the fixed 12.7% interest on the Navios Europe Inc. Term loan and working capital loans (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 12). Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners granted restricted common units to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. On March 31, 2017, Navios Partners authorized and issued 2,040,000 common units to certain of the Company’s directors and/or officers and 41,633 general partner units issued to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted units described above amounted to $464 as of March 31, 2017 and is reflected in general and administrative expenses on the condensed consolidated statements of operations. There were no restricted common units exercised, forfeited or expired during the three month period ended March 31, 2017 and the year ended December 31, 2016. As of March 31, 2017 and December 31, 2016, there is no compensating cost relating to service conditions of non-vested stock options which is not yet recognized. Restricted common units outstanding and not vested amounted to 2,040,000 units as of March 31, 2017.

As of March 31, 2017, the estimated compensation cost relating to service conditions of non-vested restricted common units not yet recognized was $2,523 and is expected to be recognized over the weighted average period of 2.70 years.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25,000. During the three month period ended March 31, 2017, Navios Partners issued 1,200,442 common units and received net proceeds of $2,221. Pursuant to the issuance of the common units, Navios Partners issued 24,498 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $46.

Navios Holdings currently owns a 20.9% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

NOTE 9 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended March 31, 2017 ($’000) (unaudited)	Three Month Period Ended March 31, 2016 ($’000) (unaudited)
Asia	$24,797	$27,231
Europe	9,466	13,027
North America	4,493	2,596
Australia	3,655	2,787

Total	$42,411	$45,641

NOTE 10 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of March 31, 2017 and December 31, 2016, there was no outstanding amount under this facility (See Note 6).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.0 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners further amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR.

Total management fees for the three months ended March 31, 2017 and 2016 amounted to $14,343 and $14,719, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three months ended March 31, 2017 and 2016 amounted to $1,946 and $1,938, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of March 31, 2017 and December 31, 2016 was $27,715 and $19,040, respectively, and included the short-term and long-term amounts mainly due from Navios Holdings. The balances mainly consisted of management fees in accordance with the Management Agreement and other receivables.

Balance due to related parties: Balance due to related parties as of March 31, 2017 and December 31, 2016, was $0 and $11,105, respectively, which relate to the non-current amount payable to Navios Holdings and its subsidiaries for drydock and special survey expenses.

Vessel Chartering: In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, the Navios Libra, the Navios Felicity and the Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0 and $10.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, the Navios Hyperion, the Navios Soleil, the Navios Harmony, the Navios Orbiter, the Navios Fantastiks, the Navios Alegria, the Navios Pollux and the Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three month periods ended March 31, 2017 and 2016 amounted to $610 and $4,306, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 14 for the Investment in Navios Europe I and respective ownership interests. The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1,050 (December 31, 2016: $750), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $344 (December 31, 2016: $310) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $258 (December 31, 2016: $235) under the caption “Loans receivable from affiliates”. As of March 31, 2017, the amount undrawn from the Navios Revolving Loans I was $4,800.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 14 for the Investment in Navios Europe II and respective ownership interests. The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of March 31, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $7,249 (December 31, 2016: $1,221), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $358 (December 31, 2016: $288) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $257 (December 31, 2016: $216) under the caption “Loans receivable from affiliates”. As of March 31, 2017, the amount undrawn from the Navios Revolving Loans II was $21,529.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe Inc. term loan and working capital loans (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29,423 based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see also Note 8). The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income”. As of March 31, 2017, the long-term note receivable from Navios Holdings amounted to $33,553 (including the non-cash interest income of $80) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three month periods ended March 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,251 and $2,276, respectively, net of applicable deductions, of which $2,369 and $2,396 was recorded as “Other income” for the three month periods ended March 31, 2017 and 2016, respectively.

As of March 31, 2017, Navios Holdings held an 18.9% common unit interest in Navios Partners, represented by 28,421,233 common units and it also held a general partner interest of 2.0%.

NOTE 13 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Container vessels chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,931. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. As of March 31, 2017 and December 31, 2016, the outstanding balance of the notes receivable including accrued interest and discount unwinding, amounted to $6,213 and $6,112, respectively. For the three month period ended March 31, 2017, the Company recorded an amount of $2,984 of deferred revenue amortization in the condensed consolidated Statement of Operations under line “Time charter and voyage revenues”.

As of March 31, 2017, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $25,586, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was recorded under “Loss on sale of securities” in the consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the consolidated Statements of Cash Flows for the year ended December 31, 2016. The Company recognized non-cash interest income and discount unwinding totaling to $101 for these instruments under “Interest income” in the condensed consolidated Statements of Operations for the three month period ended March 31, 2017.

On January 12, 2017, the Company sold the vessel MSC Cristina (see Note 4) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of March 31, 2017, the outstanding balances of the current and non-current note receivable amounted to $4,687 and $12,891, respectively. For the three month period ended March 31, 2017, the Company recorded an amount of $238 including accrued interest income of $138 under “Interest income” in the condensed consolidated Statements of Operations for the three month period ended March 31, 2017.

NOTE 14 – INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of March 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,683 and $1,390, respectively, excluding accrued interest which represents the Company’s carrying value of the investment of $633 (December 31, 2016: $640) plus the Company’s balance of the Navios Revolving Loans I of $1,050 (December 31, 2016: $750), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of March 31, 2017, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $1,050. Investment loss of $(8) was recognized in the Statements of Operations under the caption of “Other income” for the three month period ended March 31, 2017. Investment income of $12 was recognized in the Statements of Operations under the caption of “Other income” for the three month period ended March 31, 2016.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of March 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $7,831 (December 31, 2016: $1,837), excluding accrued interest, which represents the Company’s carrying value of the investment of $583 plus the Company’s balance of the Navios Revolving Loans II of $7,249 (December 31, 2016: $1,221), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of March 31, 2017, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $7,249. Investment loss of $(33) was recognized in the Statements of Operations under the caption of “Other income” for the three month period ended March 31, 2017. Investment income of $23 was recognized in the Statements of Operations under the caption of “Other income” for three month period ended March 31, 2016.

NOTE 15 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the three months ended March 31, 2017 and 2016.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended
	March 31, 2017	March 31, 2016
Net (loss)/ income	$(5,655)	$209
Earnings attributable to:
Common unit holders	(5,542)	205
Weighted average units outstanding (basic and diluted)
Common unit holders	92,338,280	83,079,710
Earnings per unit (basic and diluted):
Common unit holders	$(0.06)	$—
Earnings per unit — distributed (basic and diluted):
Common unit holders	$—	$—
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.06)	$—

Potential common units of 2,040,000 and 0 relating to unvested restricted common units for each of the three month periods ended March 31, 2017 and 2016 have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 16 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three month periods ended March 31, 2017 and 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,369 and $2,396, respectively, which were recorded as “Other income”.

NOTE 17 – OTHER EXPENSE

As of March 31, 2017, the amount of $1,495 relating to an allowance for doubtful accounts is included in line item “Other expense” of the interim condensed Statements of Operations.

On January 12, 2017, Navios Partners sold the vessel MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of March 31, 2017, a loss of $1,260 had been recognized under the line item “Other expense” of the interim condensed Statements of Operations.

NOTE 18 – SUBSEQUENT EVENTS

In April 2017, Navios Partners agreed to acquire the entire container fleet (the “Fleet”) of Rickmers Maritime Trust Pte. (the “Trust”). The Fleet consists of 14 Container vessels. The acquisition of the first five 4,250 TEU vessels is expected by the end of May 2017. These vessels are employed on charters that have staggered expirations in 2018 and early 2019 at a net daily charter rate of $26.85. The acquisition is subject to a number of conditions, and no assurance can be provided that the acquisition will close at all or in part.

On May 11, 2017, Navios Maritime Containers Inc. (“Navios Containers”), a Marshall Islands company, was formed which agreed with investors to sell approximately 15,000,000 of its shares for aggregate gross proceeds of approximately $75,000, at a subscription price of $5.00 per share.

Navios Containers intends to use the proceeds to acquire the Fleet that Navios Partners previously agreed to purchase from the Trust as well as for further vessel acquisitions, working capital and general corporate purposes. The offering is expected to close on or about June 1, 2017.

Navios Partners will invest approximately $30,000 and receive 40% of the equity, and Navios Maritime Holdings Inc. (“Navios Holdings”) will invest approximately $5,000 and receive 6.67% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings will also receive warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

On May 11, 2017, Navios Containers also announced that it intends to file an application to register on the Norwegian Over-The-Counter market (N-OTC). Navios Containers expects to be registered on or about June 1, 2017.

In April 2017, the Company completed the sale of the Navios Apollon, a 2000 Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4,750.

In April 2017, Navios Partners agreed to acquire two 2007 South Korean-built Panamax vessels of approximately 75,000 dwt each, for a total purchase price of $27,000. The vessels are expected to be delivered to Navios Partners’ owned fleet by July 2017.

In April 2017, Navios Partners agreed to acquire one 2010-built Capesize vessel of 178,132 dwt, for a purchase price of $27,500. The vessel is expected to be delivered to Navios Partners’ owned fleet by September 2017.

In May 2017, Navios Partners agreed to acquire one 2009 Japanese-built Capesize vessel of 180,274 dwt, for a purchase price of $28,300. The vessel is expected to be delivered to Navios Partners’ owned fleet by August 2017.

In May 2017, Navios Partners agreed to acquire one 2011 South Korean-built Capesize vessel of 179,016 dwt, for a purchase price of $31,050. The vessel is expected to be delivered to Navios Partners’ owned fleet by June 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 25, 2017